FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

BoD Decisions

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

The following decisions were made during the Turkcell Board of Directors meeting on August 22, 2007;

1)	As Mr. Anders Igel, a member of the Board of Directors of our Company, resigned from his duty as of August 22, 2007, Mr. Aimo Eloholma has been elected as a Board member.

As per the public announcement sent to Istanbul Stock Exchange (“ISE”) on 16.07.2007 by Cukurova Holding A.S.; Cukurova Holding A.S. and Cukurova Investments N.V. have sold and transferred some of the Company’s shares to JP Morgan Securities Ltd. for sale to foreign investors. This transaction’s total nominal value is TRY74,782,937 and represents 3.4% of our Company’s capital. Following the sale, Turkcell's float has increased to 27.63% from 23.39%. Please find below the details of the Turkcell BoD decision.

2)

A pledge right on some of the Company’s shares owned by Cukurova Holding A.S was established in favor of Yapi ve Kredi Bankasi A.S. (“YKB”) as per the Financial Restructuring Agreement signed on 28.09.2005 between YKB and Cukurova Holding A.S.. We were informed by Cukurova Holding A.S. that the aforementioned pledge has been removed. Accordingly, the pledge annotation in our Company’s Share Book with a total nominal value of TRY21,197,403.690 shall be cancelled as well.

It has been understood from the announcement of Cukurova Holding A.S. which was sent to the Istanbul Stock Exchange on 16.07.2007 that 7,598,502.084 units of these shares (6,991,406.768 units of registered shares and 607,095.316 units of shares which were already endorsed in blank) have been transferred and assigned to JP Morgan Securities Ltd. by Cukurova Holding A.S. in order to be sold to investors residing abroad. It has been resolved to approve the circulation of our Company’s shares in the total nominal value of TRY 6,991,406.768 through the blank endorsement of these shares.

3)

A pledge right on some of the Company’s shares owned by Cukurova Investments N.V. was established in favor of YKB as per the Financial Restructuring Agreement signed on 28.09.2005 between YKB and Cukurova Holding N.V. As per the letter sent by YKB to Cukurova Holding A.S., the latter informed us that the aforementioned pledge has been removed. Accordingly, the pledge annotation in our Company’s Share Book with a total nominal value of TRY67,184,434.916 shall be cancelled as well.

It has been understood from the above mentioned letters and the announcement of Cukurova Holding A.S. which was sent to ISE on 16.07.2007 that 67,184,434.916 units of shares (64,494,842.514 units of registered shares and 2,689,592.402 units of shares which were already endorsed in blank) have been transferred and assigned to JP Morgan Securities Ltd. by Cukurova Investments N.V. in order to be sold to investors residing abroad and it is resolved to approve the circulation of our Company’s shares in the total nominal value of TRY64,494,842.514 through the blank endorsement of these shares.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Koray Ozturkler	Ferda Atabek
Investor Relations	Investor Relations
23.08.2007, 09:00	23.08.2007, 09:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 23, 2007	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 23, 2007	By:	/s/ Koray Öztürkler
Name: Koray Öztürkler Title: Head of Investor Relations